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UNITED STATES
[redacted] EXCHANGE COMMISSION
[redacted]gton, D.C. 20549

02054976

AUDITED REPORT
·RM X-17A-5
PART III

RECEIVED
DEC 2 4 2002
MAIL PROCESSING SECTION WASH. D.C. 181

SEC FILE NUMBER
8- 13062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD B__NNING 11/1/2001 (MM/DD/YY) AND ENDING 10/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stralem & Company Incorporated

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Hirschel B. Abelson (212) 888-8123
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — *if individual, state last, first, middle name*)

(Address) 750 Third Avenue (City) New York (State) NY (Zip Code) 10017

PROCESSED
JAN 17 2003
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Stralem & Company Incorporated
New York, New York

We have audited the accompanying statement of financial condition of Stralem & Company Incorporated (the "Company") as of October 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Stralem & Company Incorporated as of October 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
November 27,2002

STRALEM & COMPANY INCORPORATED

Statement of Financial Condition
October 31, 2002

ASSETS	
Cash and cash equivalents	$ 539,925
Restricted cash	336,102
Receivables:	
Correspondent broker	26,825
Investment advisory fees	182,000
Cash surrender value of life insurance policies	1,195,282
Other assets	130,010
	$ 2,410,144
LIABILITIES	
Accounts payable and accrued expenses	$ 423,998
Commitments and contingencies	
STOCKHOLDERS' EQUITY	
Common stock, $.01 par value:	
Voting - authorized and outstanding 31,845 shares	319
Class A nonvoting - authorized and outstanding 63,690 shares	637
Additional paid-in capital	1,177,773
Retained earnings	807,417
	1,986,146
	$ 2,410,144

See notes to financial statements